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                                                                  EXHIBIT 5.(B)

                                PHARMA PATCH PLC

           NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                              PRO FORMA ADJUSTMENTS


a) To record the cost in excess of net assets acquired related to the Vista acquisition. Consideration for both components of the Vista transaction include the following:
                     Cash                               $  500,000
                     Note payable                          750,000
                     TCPI investment (200,000 shares)    3,032,000
                     Pharma Patch plc
                       common stock (4,500,000 shares)   2,250,000
                                                        ----------
                                                        $6,532,000

         The cost in excess of net assets acquired was calculated utilizing the original carrying value of the TCPI investment ($15.16 per share). TCPI shares had a fair value of $22.00 per share on the date of the Vista transaction and are currently trading at approximately
         $14.00 per share.

b) To record the minority interest in the consideration paid by Pharma Patch Plc for Vista (38.7%).

c) To record the issuance of 4,500,000 newly issued shares of the Company at a fair market value of $.50 per share and to eliminate prior ownership of Vista (including 2,260,000 newly issued shares of Vista).

d) To record the amortization of the cost in excess of net assets acquired (15 year life assumed for entire excess cost as final allocation of purchase price is not yet complete).

e) To record the 38.7% minority interest of Vista's net loss not acquired by Pharma Patch Plc.